Mail Stop 4561

June 27, 2008

Kevin E. Grant
Chief Executive Officer
Cypress Sharpridge Investments, Inc.
65 East 55th Street
New York, New York 10022

Re: **Cypress Sharpridge Investments, Inc.**
        Amendment No. 10 to Registration Statement on Form S-11
        Filed June 17, 2008
        File No. 333-142236

Dear Mr. Grant:

        We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

        Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financing and Hedging Strategy, page 2

1.   We note your response to comment no. 1. Please revise the summary to quantify your recent losses associated with your hedging strategy.

2.   Please briefly describe why you believe a shift from swaps to caps/ collars will be a more effective hedging strategy. In addition, we note your reference on page 3 that you expect to continue to adjust your hedging strategy going forward. Please revise your disclosure to more specifically describe how you intend to adjust your hedging strategy.

Management Agreement, page 10

3.   We note your detailed disclosure regarding the incentive fee and the fact that it has been waived. Please advise us when, if ever, you expect the incentive fee to be paid. For example, can you and the manager agree to pay the fee without board approval? Will the incentive fee be paid between the time an internalization plan is presented and the time it is implemented? If you do not expect that it will be paid, please remove the detailed description of the fee from the summary section.

The repurchase agreements that we use…, page 22

4.   We note your response to comment no. 5 and the revised disclosure indicating margin calls as of March 31, 2008. Please update your disclosure regarding these margin calls and your liquidity as of a more recent date.

Quantitative and Qualitative Disclosures about Market Risk, page 71

5.   We note your response to comment no. 6. Please advise us why you have not included disclosure about the risk of market changes in credit spreads. We note prior disclosure regarding the impact of credit spreads on your portfolio.

Repurchase Agreements, page 85

6.   We note your disclosure regarding the haircuts on your current repo agreements. Please briefly describe the thresholds at which a lender can make a margin call.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of

1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Eric McPhee at 202-551-3693 or Daniel Gordon, Accounting Branch Chief, at 202-551-3780 if you have questions regarding comments on the financial statements and related matters. Please contact Jennifer Gowetski at 202-551-3401 or me at 202-551-3852 with any other questions.

Sincerely,

Michael McTiernan
Special Counsel

cc: Daniel M. LeBey, Esq. (*via facsimile*)
         Hunton & Williams LLP